EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Restated)
Net loss before income taxes	($14,394)	($27,674)	($22,889)	($18,858)	($6,025)

Add: Fixed charges	801	2,579	2,780	3,178	2,974

Total earnings (loss)	($13,593)	($25,095)	($20,109)	($15,680)	($3,051)

Fixed charges:
Interest expense	$661	$2,394	$2,542	$2,923	$2,723
Estimated rent interest expense	140	185	238	255	251

Total fixed charges	$801	$2,579	$2,780	$3,178	$2,974

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	($14,394)	($27,674)	($22,889)	($18,858)	($6,025)